

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

August 4, 2010

China Green Agriculture, Inc.
Ying Yang-Chief Financial Officer
3rd Floor, Borough A, Block A, No. 181,
South Taibai Road, X'ian, Shaanxi Province,
People's Republic of China 710065

    Re: **China Green Agriculture, Inc.**
           Form 10-K for the fiscal year ended June 30, 2009
           File Number: 001-34260

Dear Ms. Yang:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                             Sincerely,

                             David R. Humphrey
                             Branch Chief